 COVER LETTER

September 6, 2012

Securities and Exchange Commission
Attn:  John Reynolds, Assistant Director
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

VIA:  EDGAR

Re:	Canyon Gold Corp.
Amendment No. 5 to
Form S-1 (Filed August 17, 2012)
SEC File No. 333-177903

Dear Mr. Reynolds:

In response to your letter dated August 30, 2012, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Canyon Gold Corp. (“Canyon Gold” or the “Company”) and is based solely upon representations made, and documents and information provided by the Company.  Amendment No. 5 to the Registration Statement on Form S-1 is being filed concurrently with this letter.    The Company has made certain changes in the Amendment in response to the Staff’s comments as described below.

Business

Comment 1.
We note the geology report summarized in the disclosure. Please expand the disclosure to name the author of the report and describe his credentials. Please file the consent of the author as an exhibit to the registration statement. The author should consent to being named in the prospectus and to the summary of the report included in the prospectus.

Response to Comment 1:  We have expanded the fifth paragraph under the “Business” section on page 17 to disclose that DRLLC, using Alex Burton as consulting engineer, prepared the preliminary geological report concerning the Company’s properties.  We previously disclosed under the “Key Personnel” heading on page 33 that Mr. Burton is a member of the Company’s advisory board and further disclosed his professional credentials.  We have added to this disclosure that Mr. Burton was the consulting geologist for DRLLC in the preparation of the preliminary geological report and that Mr. Burton is completing the NI 43.101 Technical Report. Mr. Burton has consented to being named in the prospectus and a copy of his consent is included as Exhibit 23.3 to the registration statement.

Plan of Operation

Comment 2.
We note the revised disclosure that you have completed field work for the NI 43.101 technical report and expect to deliver a finalized report in late August that will determine whether you proceed to the next phase of your exploration program. Please update this disclosure as appropriate.

Response to Comment 2:  We have added a new third paragraph under the “Phase Two – Spring 2012 – Summer 2012” heading to disclose Mr. Burton’s preliminary indications of the NI 43.101 Technical Report. We have also indicated in the preceding paragraph that the final report is expected in late September instead of August. A copy of Mr. Burton’s letter updating the progress of the NI 43.101 Technical Report is included as Exhibit 23.4.

Relationships and Related Party Transactions

Comment 3.
 We note your response to prior comment one from our letter dated August 3, 2012 and the revised text. Please provide clear disclosure confirming, if true, that you have presented “the largest aggregate amount of principal outstanding during the period” as part of your disclosure responsive to Item 404(a)(5) of Regulation S-K.

Response to Comment 3:  We have revised disclosure under the “Relationships and Related Party Transactions” heading on page 33 by adding language in the second, fourth, fifth and sixth paragraphs under the heading.  The new information states that the loan amount presented depict the largest aggregate amount of principal outstanding during the applicable periods. We have also previously disclosed that no interest has been paid to date.

Comment 4.
 Please disclose the amount that has been paid to EMAC pursuant to the administration agreement, as required by Item 404 of Regulation S-K. Similarly, please disclose the amount that has been paid to EMAC pursuant to the option agreement.

Response to Comment 4:  We have added disclosure at the end of the eighth paragraph under the “Relationships and Related Party Transactions” heading on page 33 to disclose the amount the Company has paid to EMAC under the administration agreement.  We have also added disclosure in the third paragraph under the “Relationships and Related Party Transactions” heading on page 34 to disclose that no options have been exercised or no cash payments have been made to EMAC under the option agreement.

Executive Compensation

Comment 5.
 We note that you removed the compensation previously reported in 2011 and now state that no compensation was paid in 2011. Please advise or revise.

Response to Comment 5:  We believe that the compensation to Mr. Blewett for 2011 depicted in the executive compensation table in Amendment No. 3 to the registration statement included compensation realized subsequent to April 30, 2011 and should have been for the fiscal year ended April 30, 2012 and not 2011.  This has been corrected in the revised compensation table.

In order to eliminate any confusion over the fiscal years depicted in the compensation table and in the accompanying disclosure, we are revising the language to refer to “fiscal year ended April 30 2012” and “fiscal year ended April 30, 2011”. We have also revised the caption to the executive compensation table to refer to the “Year Ended April 30,” to be more precise. We have adjusted as necessary disclosure within the table to make clear the compensation for each year ended April 30 and for the three months ended July 31, 2012 of the fiscal year ending April 30, 2013.

Comment 6.
 In your response to prior comment two from our letter dated August 3, 2012 you indicate you paid Mr. Blewett $10,000 for management services. Later, under Executive Compensation, you describe a $10,000 payment to Mr. Blewett for directors’ fees. Please clarify.

Response to Comment 6:  We have revised the ninth paragraph under the “Relationships and Related Party Transactions” heading on page 34 to clarify that Mr. Blewett has received payments for services as President, CEO and director.  We have also revised the first paragraph under the ”Executive Compensation” heading on page 35 and footnote one to the Executive Compensation table to disclose similar information.

Comment 7.
 It appears that the compensation included for Mr. Schneider for 2012 has been included in the row for Mr. Shankar. In addition, the narrative before the table reflects that the compensation to Mr. Schneider covered a period from April 2011 to January 31, 2012. However, the table reflects no compensation for the fiscal year ended April 30, 2011. Please revise the table or advise.

Response to Comment 7:  Please see our response to Comment 7 above. We believe the changes in the compensation table regarding fiscal year ends will clarify the compensation to the various individuals in the respective fiscal years. Mr. Shankar’s compensation is clearly set forth in the last row of the table as compensation realized in the fiscal year ended April 30, 2011.  Mr. Schneider’s compensation is broken down into the fiscal years ended April 30, 2011 and 2012 and the first three months of the fiscal year ending April 30, 2012.

Please continue your review of the Form S-1.  We respectfully request that following your review, your will accept the Company’s written request for acceleration of the effective date of the registration statement.

We will deliver to the Staff “redlined” hard copies of the Form S-1 for your convenience. Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LNeilsonLaw@aol.com with a copy to Delbert G. Blewett at del.b32@gmail.com.

Yours truly,

/S/Leonard E. Neilson

Leonard E. Neilson
:ae
Attachments
cc:  Delbert G. Blewett, President, Canyon Gold Corp.